UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66217 /January 24, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14637

In the Matter of	:
	: ORDER MAKING FINDINGS
SHENGTAI POWER INTERNATIONAL, INC., and	: AND REVOKING REGISTRA-
SINGER CO. N.V.	: TION BY DEFAULT AS TO
	: SHENGTAI POWER INTER-
	: NATIONAL, INC.

        The Securities and Exchange Commission (Commission) initiated this proceeding on November 21, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Order Instituting Proceedings (OIP) alleges that Shengtai Power International, Inc. (Shengtai Power), and Singer Co. N.V. (Singer), have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. On December 22, 2011, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Singer. Shengtai Power International, Inc., Exchange Act Release No. 66028.

        On November 22, 2011, the Office of the Secretary sent a copy of the OIP by express mail to Shengtai Power c/o L and R Service Company of Nevada, LLC, Registered Agent, Las Vegas, Nevada 89169. The item was delivered and signed for by K. Lewis on November 28, 2011. On November 28, 2011, the Division of Enforcement (Division) served the OIP on Shengtai Power's Registered Agent at 3993 Howard Hughes Parkway, Suite 600, Las Vegas, NV 89119.[1] At a telephonic prehearing conference on January 19, 2012, the Division stated that the Registered Agent was identified on a list maintained by the Secretary of State of Nevada. See http://nvsos.gov/sosentitysearch. On these facts, I find that Shengtai Power was served with the OIP.

        The OIP requires that Shengtai Power answer the allegations in the OIP within ten days of receipt of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). Shengtai Power is in default because it did not file an Answer, participate in the prehearing conference on January 19, 2012, or

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[1] The zip code on the OIP Service List is 89169, while the zip code on the Declaration of Service is 89119. I do not find the typographical error material.

otherwise defend the proceeding, and I find the allegations in the OIP as to it to be true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Shengtai Power, Central Index Key No. 1448508, is a revoked Nevada corporation located in Shenzhen, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Shengtai Power is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10/A registration statement on December 24, 2008.

Ruling

Exchange Act Section 13(a) and Exchange Act Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, Rule 13a-13 requires domestic issuers to file quarterly reports, and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. 17 C.F.R. §§ 240.13a-1, 13a-13, 13a-16. Shengtai Power has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Shengtai Power's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Shengtai Power International, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge